Hill International, Inc.

One Commerce Square

2005 Market Street, 17th Floor

Philadelphia, PA 19103

Tel: 215-309-7700

www.hillintl.com

February 15, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549

Attention: Office of Trade & Services

Re:         Hill International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2020

Filed March 16, 2021

Item 2.02 Form 8-K filed November 8, 2021

Response dated January 10, 2022

File No. 001-33961

Ladies and Gentlemen:

Hill International, Inc. (the “Company”) submits the following responses to the comments raised in your letter dated February 1, 2022 with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2020 and the Company’s Form 8-K filed on November 8, 2021. In order to facilitate your review, the Staff’s remaining comment is set forth in full below, followed by the Company’s response thereto.

Item 2.02 Form 8-K Filed November 8, 2021

Exhibit 99.1, page 1

1.       We have reviewed your response to comment 2. If profit measures or other amounts are presented as a percentage of revenue here or in your Forms 10-K or 10-Q, they should be shown as a percentage of total revenue and not as a percentage of consulting fee revenue. In addition, your revenue discussions of dollar amounts should include total revenue and not consulting fee revenue in isolation.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, (i) if profit measures or other amounts are presented as a percentage of revenue in its future earnings releases or in its future Forms 10-K or 10-Q, the Company will show such profit measures or other amounts as a percentage of total revenue and not as a percentage of consulting fee revenue, and (ii) the Company’s revenue discussions of dollar amounts will, in the future, include total revenue and not consulting fee revenue in isolation.

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Securities and Exchange Commission
February 15, 2022

If you or any other member of the staff have any questions or would like to discuss any of these matters further, please do not hesitate to contact the undersigned at (215) 309-7700.

Very truly yours,

/s/ Todd Weintraub

Todd Weintraub, Senior Vice President and Chief Financial Officer

cc:           Raouf Ghali, Chief Executive Officer

Darrick M. Mix, Esq.